Filed by Alcatel-Lucent S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Act of 1934

Subject Company: Alcatel-Lucent S.A.

(Commission File No. 001-11130)

Intranet: Key highlights Q1 2015

•	Profitability and cash flow position have strongly improved thanks to the successful execution of the Shift Plan.

•	We are definitely leading the networks evolution to IP, cloud and ultra-broadband access increasing this portion of the “Next Gen” revenues which now represent 75% of our revenue.

•	We continue to target Euro 7 billion in revenue for Core Networking segment (at actual rates) in 2015 as outlined in the Shift Plan.

•	We maintain our Shift Plan objective to reach Euro 950 million of fixed cost savings in 2015.

On Q1:

•	Our gross margin reached 34.6% of our revenue, expanding 230 bps year on year.

•	Our adjusted operating income more than doubled to Euro 82 million in the quarter compared to Euro 33 million in Q1 2014.

•	In Q1 2015, free cash flow was Euro (332) million, an improvement of Euro 66 million from Q1 2014.

•	Our revenues, excluding Managed Services increased 12% year on year at actual rate and decreased 2% at constant currencies. Forex had a positive effect.

•	IP Routing revenues were up 6% at actual rates and down 6% at constant currencies in Q1, with non-telco revenues growing at a double-digit pace compared to Q1 2014.

•	IP Transport revenues were up 8% year over year and 2% at constant currencies. Terrestrial optics revenues grew at a mid-single-digit pace year over year at constant rate, driven by WDM.

•	IP Platforms revenues were up 7% at actual exchange rates and -6% at constant currencies. Strength in key growth platforms such as IMS for VoLTE and the Motive portfolio were not enough to offset the impact of lower SDM revenues compared to to the year ago quarter and the de-emphasis on legacy technologies.

•	Wireless revenues increased by 19% at actual rates and were flat at constant currencies. It was a good quarter despite the lower spending in North America in particular.

•	Fixed Access revenues were up 10% compared to the year-ago quarter at actual rates and down 1% at constant currencies. Competition for broadband access drove good performance in EMEA, APAC outside China, and CALA which compensated for the delayed spending in North America.

The proposed combination with Nokia:

•	Both Alcatel-Lucent and Nokia are fully committed to the success of the proposed combination. We believe it is the right combination at the right time.

•	It is now subject to approval by Nokia’s shareholders, completion of relevant works council consultations, receipt of regulatory approvals and other customary conditions.

•	Closing is expected in the first half of 2016.

•	The ALU integration lead, team and framework will be announced soon.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect Nokia’s and Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to: the expected characteristics of the combined company; expected ownership of the combined company by Nokia and Alcatel-Lucent shareholders; the target annual run rate cost synergies for the combined company; expected customer reach of the combined company; expected financial results of the combined company; expected timing of closing of the proposed transaction and satisfaction of conditions precedent, including regulatory conditions; the expected benefits of the proposed transaction, including related synergies; transaction timeline, including the Nokia shareholders’ meeting; expected governance structure of the combined company and Nokia’s commitment to conducting business in France and China. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability of Nokia to integrate Alcatel-Lucent into Nokia operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel-Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this document are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This document relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This document is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel-Lucent, nor is it a substitute for the tender offer statement on Schedule TO or the preliminary prospectus / offer to exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed with the SEC, the listing prospectus of Nokia to be filed with the Finnish Financial Supervisory Authority or the tender offer document to be filed with the Autorité des marchés financiers (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The Registration Statement has not yet been filed with the SEC. The tender offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

All documents referred to above, if filed or furnished, will be available free of charge at the SEC’s website (www.sec.gov).